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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                              -------------------

                     THE EARTH TECHNOLOGY CORPORATION (USA)
                           (Name of Subject Company)

                     THE EARTH TECHNOLOGY CORPORATION (USA)
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                  270315-10-4
                     (CUSIP Number of Class of Securities)

                            CHARLES S. ALPERT, ESQ.
                                GENERAL COUNSEL
                         100 WEST BROADWAY, SUITE 5000
                          LONG BEACH, CALIFORNIA 90802
                                 (310) 495-4449

                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)
                                With a copy to:

                                Joseph J. Giunta
                      Skadden, Arps, Slate, Meagher & Flom
                             300 South Grand Avenue
                         Los Angeles, California 90071
                                 (213) 687-5000

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is The Earth Technology Corporation (USA), a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 100 West Broadway, Suite 5000, Long Beach, California 90802-4443. The title of the class of equity securities to which this statement relates is the common stock, par value $.10 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This statement relates to a tender offer by T1 Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Tyco International Ltd. ("Tyco"), a Massachusetts corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated December 13, 1995, to purchase all outstanding Shares at $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated December 13, 1995, and the related Letter of Transmittal (which together constitute the "Offer").

    The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 8, 1995, by and among Tyco, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, upon the terms and subject to the conditions contained therein, the Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving entity (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

    Based on the information in the Offer to Purchase, the principal executive offices of the Purchaser and Tyco are located at One Tyco Park, Exeter, New Hampshire 03833.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates and (ii) the Purchaser, its executive officers, directors or affiliates, is described in the attached
Schedule I or set forth below.

           (i) EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY.

    Employment Agreements. The Company has entered into executive employment agreements with each of its executive officers, the terms of which are summarized under the caption "EXECUTIVE COMPENSATION--Employment Agreements" at pages 121 through 122 of the Company's Proxy Statement, dated January 19, 1995, for its Annual Meeting of Stockholders, which was held on February 23, 1995 (the "1995 Proxy Statement"). A copy of the pertinent pages of the 1995 Proxy Statement is attached as Exhibit 5 hereto and is incorporated herein by reference. Since the date of the 1995 Proxy Statement, Richard R. Pannell entered into an Agreement for Separation of Employment, dated May 9, 1995, and is no longer employed by the Company.

    Following the Merger, the Purchaser intends to provide certain additional or substitute compensation arrangements for the executive officers and certain other officers of the Company. The information set forth under the caption "The Merger Agreement--Employment and Benefit Arrangements" and "--Certain Arrangements" in Section 13 of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company together with this Schedule 14D-9, is incorporated herein by reference.

    Stock Option Plans. The Company has adopted a plan that provides for the granting of non-qualified stock options, performance stock options and restricted stock to certain employees of the Company, including the executive officers, which plan is summarized under the caption "AMENDMENT TO THE EARTH TECHNOLOGY CORPORATION (USA) 1987 STOCK OPTION PLAN" at pages 126 through 131 of the 1995 Proxy Statement. A copy of the pertinent pages of the 1995 Proxy Statement is attached as Exhibit 6 hereto and incorporated herein by reference.

    The Company has also adopted a plan that provides for the granting of non-qualified stock options to directors of the Company, which plan is summarized under the caption "AMENDMENT TO THE EARTH TECHNOLOGY CORPORATION DIRECTOR OPTION PLAN" at pages 132 through 134 of the 1995 Proxy Statement. A copy of the pertinent pages of the 1995 Proxy Statement is attached as Exhibit 7 hereto and incorporated herein by reference. Upon termination of service as a director, each participant's unvested options will immediately become exercisable.

    Under the terms of the Merger Agreement, all outstanding Company options, whether vested or not, will be converted into options to purchase the common stock, par value $.50 per share, of Tyco and all outstanding Company warrants and restricted stock will be converted into the right to receive cash, subject in the case of warrants to payment of the exercise price in respect thereof. The information set forth under the caption "The Merger Agreement--Stock Options and Warrants" in Section 13 of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company together with this Schedule 14D-9, is incorporated herein by reference.

    Certain Transactions. Certain transactions between the Company and certain of its directors and officers are summarized under the caption "ELECTION OF DIRECTORS--HazWaste Nominees" at pages 113 through 114 of the 1995 Proxy Statement. A copy of the pertinent pages of the 1995 Proxy Statement is attached as Exhibit 8 hereto and incorporated herein by reference.

    Director Liability and Indemnification. Under the Delaware General Corporation Law (the "DGCL"), a corporation has the power to indemnify any director or officer against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe the conduct of the person was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any officer or director against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines such person is fairly and reasonably entitled to indemnity for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer or director of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify the officer or director against expenses incurred in connection therewith.

    The Company's Certificate of Incorporation limits the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision does not limit director monetary liability for: (i) breaches of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of laws; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.

    The Company's Certificate of Incorporation and Bylaws provide that the Company will, to the fullest extent permitted by Delaware law, indemnify all persons whom it has the power to indemnify against all of the costs, expenses and liabilities incurred by them by reason of having been officers or directors of the Company, or any subsidiary of the Company or of any other corporation for which such persons acted as officer or director at the request of the Company.

    The Merger Agreement contains covenants that require the Surviving Corporation from and after the effective time of the Merger (the "Effective Time"), to indemnify the current officers and directors of the Company to the full extent permitted by Delaware law, the Company's Certificate of Incorporation and Bylaws as in effect from time to time for acts and omissions occurring prior to the Effective Time and, subject to certain limitations, to provide the current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than the existing policy for a period of not less than six years after the Effective Time. The information set forth under the caption "The Merger Agreement--Indemnification" in Section 13 of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company together with this Schedule 14D-9, is incorporated herein by reference.

           (ii) THE PURCHASER OR ITS EXECUTIVE OFFICERS, DIRECTORS OR
       AFFILIATES.

    The Merger Agreement. A summary of the terms of the Merger Agreement is set forth in Section 13 of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company together with this Schedule 14D-9. The information contained therein is incorporated herein by reference.

    Confidentiality Agreement. On August 29, 1995, Tyco and the Company executed a confidentiality agreement pursuant to which the Company agreed to furnish certain information to Tyco and Tyco agreed to treat such information as confidential and to use such information solely in connection with its evaluation of a possible transaction with the Company. The term of the confidentiality agreement is three years. A copy of the Confidentiality Agreement is attached as Exhibit 9 hereto and incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    Upon recommendation of the Finance Committee, the Board of Directors has determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, has approved the Merger Agreement, the Offer and the Merger, and recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

    (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

    At various times during the past several years, the Board of Directors and Management have examined the Company's competitive position and outlook and considered various strategic alternatives with a view toward increasing stockholder values. In addition, the Company has, from time to time, received inquiries from entities seeking strategic partners, none of which, however, proceeded to the level of serious negotiations.

    In June, 1995 the Company held a strategic planning session with its top-level managers. During this session, the managers identified and discussed the challenges to future growth that, in their view, were the most important factors to be addressed by the Company. Three issues emerged from this session as strategically important to facilitate the future growth of the Company: increased capital to support infrastructure and contract operations; reduced leverage to support higher remediation bonding requirements; and increased capital to support design, build, own and operate projects.

    Management determined that the Company needed to act swiftly in order to capitalize upon the "window of opportunity" presented by the growing infrastructure and contract operations sector. To that end, on August 2, 1995, Diane C. Creel, Chairwoman, Chief Executive Officer and President of the Company and Creighton K. Early, Chief Financial Officer and Executive Vice President, met with The Environmental Finance Consulting Group, Inc. ("EFCG") in New York to discuss alternatives that might be available to the Company to meet its need for additional capital. At the meeting, Ms. Creel and Mr. Early indicated a receptiveness to exploring a variety of options, including the option of being acquired by a larger company with greater financial resources.

    On or about August 8, 1995, EFCG, which had advised Tyco from time to time with respect to the environmental engineering and consulting industry, approached Tyco concerning a possible acquisition of the Company. In response, Tyco requested that EFCG contact the Company on behalf of Tyco to present Tyco's potential interest in such a transaction. Following such contact, on August 18, 1995, a conference call was arranged including J. Brad McGee, Vice President--Specialty Products of Tyco, Ms. Creel and Mr. Early to discuss the Company and opportunities for Tyco in the Company's industry and to exchange information about the Company and Tyco. On August 29, 1995, Tyco and the Company executed a confidentiality agreement.

    On September 20, 1995, Mr. McGee met with Ms. Creel, Mr. Early and William Cretens, President of the Company's Operations Services subsidiary, to exchange further information. During October 1995, executive officers and other representatives of Tyco and the Company conducted a series of telephone conversations and visits to the respective headquarters of Tyco and the Company to analyze a potential acquisition of the Company by Tyco and explore possible cost savings and synergies that could be achieved through such a business combination.

    On October 10, 1995, the Company engaged Alex. Brown & Sons Incorporated ("Alex. Brown") to provide financial advisory and investment banking services to the Company. At that time, Ms. Creel informed representatives of Alex. Brown of the Company's contacts with Tyco and requested that representatives of Alex. Brown attend all future meetings with Tyco. On October 17, 1995, Mr. McGee met with Ms. Creel, Mr. Early and representatives of Alex. Brown to discuss the Company's business.

    On November 9, 1995, Robert F. Sharpe, Jr., Vice President of Tyco, and Mr. McGee met at the Company's headquarters with Ms. Creel, Mr. Early and representatives of Alex. Brown to discuss Tyco's preliminary valuation model for the Company. On November 9, 1995, Robert F. Sharpe, Jr., Vice President of Tyco, and Mr. McGee met at the Company's headquarters with Ms. Creel, Mr. Early and representatives of Alex. Brown to discuss Tyco's preliminary valuation model for the Company. Ms. Creel indicated that she did not believe that this preliminary model produced a valuation which fully reflected the value of the Company, particularly in light of recent acquisitions in the environmental engineering and consulting industry and potential synergies that Tyco could obtain in an acquisition of the Company. Ms. Creel further indicated that she did not believe that such a valuation would be favorably viewed by the Finance Committee of the Company's Board of Directors. In order to further discussions, Messrs. Sharpe and McGee agreed to examine additional information relating to these factors and to do further analyses in order to reassess their preliminary valuation of the Company.

    On November 13, 1995, Mr. McGee informed Ms. Creel that Tyco had increased its valuation of the Company based upon additional information and newly identified synergies. He stated that Tyco might be willing to offer $7.50 per Share subject to approval of the Board of Directors of Tyco on December 6, 1995 and prompt consummation of the transaction thereafter. Ms. Creel indicated that she would present this information to the Finance Committee.

    On November 15, 1995, the Finance Committee held a telephonic meeting during which Ms. Creel summarized the discussions with Tyco. The Finance Committee discussed the revised offer and indicated that $7.50 was an interesting expression of interest but that it was not prepared to recommend such an offer at that time. The Finance Committee concluded that it would be supportive of an offer in the range of $8.00 to $8.50 per Share.

    On November 16, 1995, a representative of Alex. Brown informed Mr. Sharpe that Tyco's interest in the Company had been discussed by the Finance Committee with inconclusive results. The Alex. Brown representative invited Tyco to furnish any additional information that it might wish to communicate for consideration at a reconvened meeting of the Finance Committee on November 20, 1995.

    On November 20, 1995, Mr. Sharpe informed the Alex. Brown representative that Tyco was prepared to make an offer of $7.75 per Share. The Finance Committee reconvened later that day via telephonic meeting to discuss Tyco's revised proposal. The Finance Committee expressed appreciation for the $7.75 expression of interest but concluded that support for the transaction would not be strong at that level. The Finance Committee reaffirmed that it would be supportive of an offer at $8.00 per Share or above. The Finance Committee then instructed representatives of Alex. Brown to convey this information to Tyco and to obtain further information concerning the non-price terms of any potential offer. On the evening of November 20, 1995, Mr. Sharpe indicated to a representative of Alex. Brown that Tyco would need to perform an in-depth investigation of the Company with favorable results to be able to reach a higher valuation for the Company. However, depending on the outcome of such investigation, Tyco's management could be in a position to recommend a price of $8.00 per Share to the Board of Directors of Tyco.

    During the week of November 27, 1995, representatives of Tyco conducted a due diligence review of the Company's businesses. At the conclusion of its review, Dennis Kozlowski, Chief Executive Officer of Tyco, indicated to Ms. Creel that he was prepared to recommend to Tyco's Board of Directors that an offer of $8.00 per Share be made.

    On December 1, 1995, Tyco furnished to the Company a draft merger agreement for the acquisition of the Company by Tyco. On December 4, 1995, the Board of Directors of the Company held a telephonic meeting to discuss Tyco's contemplated offer of $8.00 per Share and the terms of the draft merger agreement. Ms. Creel informed the Board of Directors of the background of the negotiations to date and of the Finance Committee's support for such an offer. The Board of Directors indicated its interest in the offer and instructed Ms. Creel to continue negotiating the terms of the offer.

    On December 6, 1995, at its regularly scheduled meeting, the Board of Directors of Tyco considered the proposal to acquire the Company and heard an informational presentation delivered by Ms. Creel. Following such presentation and presentations of Tyco's management, the Board of Directors voted to approve an offer to acquire the Company at $8.00 per Share substantially on the terms set forth in the Merger Agreement.

    On December 7, 1995, the Board of Directors of the Company met to consider the Tyco offer. The Board of Directors reviewed the principal terms of the Merger Agreement and received the oral opinion of Alex. Brown, which opinion was later confirmed in writing, that the offer price of $8.00 per Share was fair to the stockholders of the Company from a financial point of view. Thereafter, the Board of Directors of the Company approved the Merger Agreement, the Offer and the Merger. On December 7 and 8, 1995, representatives of Tyco and the Company finalized the Merger Agreement, including completion of the schedules thereto. On December 8, 1995, Tyco and the Company executed the Merger Agreement. Public disclosure of the Merger Agreement was made on the morning of the next business day, December 11, 1995, prior to the opening of trading of the Shares on The Nasdaq National Market.

    In reaching its conclusions and recommendations described above, the Finance Committee and the Board of Directors considered the following factors:

        (i) the terms and conditions of the Offer and the Merger Agreement;

        (ii) the financial condition, results of operations, business and prospects of the Company, including the need for additional capital to facilitate the growth of the business and the prospects for the Company if it were to remain independent;

        (iii) the oral and written presentations by Alex. Brown at the December 4, and December 7, 1995 Board of Directors meetings and the oral opinion of Alex. Brown, which was later confirmed in a written opinion dated December 8, 1995, to the effect that, as of the date of the opinion, the consideration to be received by the stockholders pursuant to the Offer and the Merger is fair from a financial point of view to the stockholders. The full text of Alex. Brown's written opinion which sets forth the procedures followed, the factors considered and the assumptions made by Alex. Brown is attached as Exhibit 4 hereto and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF ALEX. BROWN CAREFULLY AND IN ITS ENTIRETY;

        (iv) the trading price of the Shares over the past year and that the Offer of $8.00 per Share represents a premium of approximately 36.2% over the closing sale price of $5 7/8 for the Shares on December 8, 1995, the last trading day prior to the public announcement by Tyco of its interest in acquiring the Company for $8.00 per Share;

        (v) the market trading multiples for selected environmental engineering and consulting companies, prices paid in selected recent acquisition transactions in the environmental engineering and consulting industry and a discounted cash flow analysis of the Company;

        (vi) the recommendation of Management that the Offer and Merger be approved;

        (vii) the fact that the Merger Agreement, which prohibits the Company and its subsidiaries from initiating, soliciting or encouraging, directly or indirectly, any potential Acquisition Proposal (as defined in the Merger Agreement), does permit the Company to furnish information to, and enter into discussions and negotiations with any third person or entity that makes an unsolicited bona fide proposal in writing to engage in an Acquisition Proposal transaction that the Board of Directors of the Company in good faith determines represents a financially superior transaction for the stockholders of the Company as compared to the Offer and the Merger if any only to the extent that (i) the Board of Directors determines, after consultation with outside counsel, that failure to take such action would be inconsistent with the compliance by the Board of Directors with its fiduciary duties to stockholders imposed by law and (ii) the Company notifies Tyco in writing prior to or concurrently with furnishing such information or entering into such discussions or negotiations and keeps Tyco informed of the status of such discussions or negotiations;

        (viii) the representation of Tyco and the Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger and the fact that the Offer is not subject to a financing condition;

        (ix) the scope and detail of the negotiating process that led to the finalization of the Merger Agreement, including the fact that the Company negotiated a purchase price significantly higher than Tyco's preliminary valuation;

        (x) the fact that, in Management's view, a public auction of the Company prior to a decision to sell the Company, could cause harm to the Company and would be significantly disruptive to existing operations; and

        (xi) the provisions in the Merger Agreement that require the Company to pay to Tyco a termination fee of $2.4 million and reimburse Tyco for its documented out-of-pocket expenses not to exceed $200,000 if the Merger Agreement is terminated under certain circumstances, which the Board of Directors recognized could potentially foreclose competing offers at approximately the same price level as the Offer, but would not likely foreclose competing offers at price levels significantly higher than the Offer.

    Neither the Finance Committee nor the Board of Directors assigned relative weights to the foregoing factors or determined that any factor was of particular importance. Rather, the Finance Committee and the Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them.

    The Board of Directors recognized that, while the consummation of the Offer gives the stockholders the opportunity to realize a significant premium over the prices at which the Shares were traded prior to the public announcement of the Offer and the Merger, tendering Shares in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

    It is expected that, if the Shares were not to be purchased by the Purchaser in accordance with the terms of the Offer or if the Merger were not to be consummated, the Company's current management, under the general direction of the Board of Directors, would continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Alex. Brown was retained by the Company to provide financial advisory and investment banking services to the Company. Pursuant to an engagement letter between the Company and Alex. Brown (the "Engagement Letter"), if the Offer and the Merger are consummated, the Company will pay Alex. Brown a transaction fee of approximately $1.2 million (1.125% of the Aggregate Consideration (as defined in the Engagement Letter)) for acting as financial advisor in connection with the transaction. Alex. Brown has been paid a retainer fee of $50,000 and is receiving a fee of $250,000 upon delivery of its written opinion. Such fees will be credited against the transaction fee to be paid to Alex. Brown by the Company pursuant to the Engagement Letter. The Company has also agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of its counsel, incurred by Alex. Brown in carrying out its duties under the Engagement Letter and to indemnify and hold harmless Alex. Brown and each of its directors, officers, agents, employees and controlling persons for certain liabilities.

    Alex. Brown has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Alex. Brown may actively trade the debt and equity securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. On November 16, 1995, Theodore A. Barten, the Executive Vice President Commercial, EARTH TECH Consulting Engineering, sold 500 Shares at a price of $4.69 per Share. On or around October 30, 1995, Ward A. Johnson, a director of the Company, transferred 32,000 Shares to his children and grandchildren as part of a gift transaction. On November 24, 1995, the Company granted 974 option shares at an exercise price of $1.28 under the Director Option Plan to each of Charles D. Applequist, James E. Clark, Richard J. Heckmann, Ward W. Johnson, Larry J. Lawrence and Martha L. Robinson as full renumeration for their services as directors for one calendar quarter.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for gifts of Shares to family members or charitable organizations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares that are held of record or beneficially owned by such person.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described above or in Items 3(b) or 4 above, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Tyco, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


 EXHIBIT
   NO.
----------
Exhibit 1   Agreement and Plan of Merger, dated as of December 8, 1995, among Tyco
            International Ltd., T1 Acquisition Corp. and The Earth Technology Corporation
            (USA).
Exhibit 2   Press Release issued jointly by Tyco International Ltd. and The Earth Technology
            Corporation (USA), dated December 11, 1995.
Exhibit 3   Letter to Stockholders of The Earth Technology Corporation (USA), dated December
            13, 1995.1
Exhibit 4   Opinion of Alex. Brown & Sons Incorporated, dated December 8, 1995.1
Exhibit 5   Pages 121 through 122 of the 1995 Proxy Statement relating to executive employment agreements.
Exhibit 6   Pages 126 through 131 of the 1995 Proxy Statement relating to The Earth
            Technology Corporation (USA) 1987 Stock Plan.
Exhibit 7   Pages 132 through 134 of the 1995 Proxy Statement relating to The Earth
            Technology Corporation (USA) 1991 Director Option Plan.
Exhibit 8   Pages 113 through 114 of the 1995 Proxy Statement relating to certain transactions with certain directors and officers of The Earth Technology
            Corporation (USA).
Exhibit 9   Confidentiality Agreement, dated as of August 29, 1995, by and between The Earth
            Technology Corporation (USA) and Tyco International Ltd.

------------

1 Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 1995
                                         THE EARTH TECHNOLOGY CORPORATION (USA)

                                                    /s/ DIANE C. CREEL
                                         .......................................

                                         By: Diane C. Creel
                                          Title: Chairwoman, Chief Executive
                                         Officer and President

                                                                      SCHEDULE I

                     THE EARTH TECHNOLOGY CORPORATION (USA)
                         100 West Broadway, Suite 5000
                          Long Beach, California 90802
                                 (310) 495-4449
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                              -------------------

    This Information Statement is being mailed on or about December 13, 1995 as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about December 11, 1995. You are receiving this Information Statement in connection with the possible election of persons designated by Tyco, to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company, at the request of Tyco, to take all action necessary to cause Tyco's designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers--Right to Designate Directors; Tyco Designees."

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 13, 1995. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, January 11, 1996 unless the Offer is extended.

    The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of December 1, 1995, there were 8,751,636 Shares outstanding. The Board of Directors currently consists of nine members and there are currently no vacancies on the Board of Directors. Each director holds office until such director's successor is duly elected and qualified or until such director's earlier resignation, removal, death or incapacity.

RIGHT TO DESIGNATE DIRECTORS; TYCO DESIGNEES

    Pursuant to the Merger Agreement and promptly upon the purchase of the Shares pursuant to the Offer, Tyco will be entitled to designate such number of directors (the "Tyco Designees"), rounded up to the next whole number, on the Board of Directors of the Company as will give Tyco, subject to compliance with
Section 14(f) of the Exchange Act, representation on the Board of Directors equal to the product of (a) the total number of directors on the Board of Directors and (b) the percentage that the number of Shares purchased by Tyco bears to the number of Shares outstanding and the Company shall, upon request by Tyco, promptly increase the size of the Board of Directors and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Tyco Designees to be elected to the Board of Directors and shall cause Tyco's Designees to be so elected. Prior to the Effective Time, the Company and Tyco shall use all reasonable efforts to ensure that the Board of Directors of the Company at all times includes at least three directors who were directors on the date of the Merger Agreement or persons designated by such directors and neither were designated by Tyco nor are employees of the Company.

    Tyco has informed the Company that it will select the Tyco Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. Tyco has also informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such
Schedule I is incorporated herein by reference. It is expected that none of the Tyco Designees will receive any compensation for services performed in his or her capacity as a director of the Company.

    The Certificate of Incorporation and Bylaws of the Company provide that the Board of Directors shall consist of not less than five nor more than eleven directors, with the exact number to be fixed in the Bylaws. The Bylaws provide that the number of directors shall be seven until changed by the Board of Directors. The Board of Directors has by resolution set the number of directors at nine. The directors are currently divided into three classes, with members of each class holding office for staggered three-year terms.

DIRECTORS OF THE COMPANY

    The names of the current directors, their ages as of December 1, 1995, all positions and offices held with the Company, and their business experience during the last five years are set forth below. There are no family relationships among any of the directors or executive officers of the Company except as indicated below. As indicated below, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

    The Company's Certificate of Incorporation was amended in May 1994 to create a classified Board of Directors composed of three classes. Subsequent to their initial election following the amendment to the Company's Certificate of Incorporation, each class of directors is subject to election every third year and will serve a three-year term. Each director will serve until his or her respective successor is duly elected and qualified.

  Class I Directors For Term Expiring in 1998:

    James E. Clark, 66, was elected as a director in 1993. Mr. Clark is a former President of Western Operations for Prudential Insurance from 1978 to June 1990. In June 1990, he became a consultant to and is a director of Prudential Real Estate Affiliates, which is engaged in residential real estate sales. Mr. Clark is also a director of United States Filter Corporation, Managed Health Network, Inc. and Business Connection, Inc.

    Martha T. Robinson, 40, was elected as a director in 1994. Ms. Robinson is a Vice President of Prudential Equity Investors, Inc., where she has been an officer since 1986. Prudential Equity Investors, Inc., a venture capital and buyout firm, is the general partner of Prudential Venture Partners II.

  Class II Directors For Term Expiring in 1996:

    Charles D. Applequist, 61, was elected as a director in 1981. Mr. Applequist is a Vice President of Minnesota Gas Company, Inc. Since 1959, Mr. Applequist has served Minnesota Gas Company as an engineer and in a number of managerial functions.

    Creighton K. Early, 42, was elected as a director in 1993. Mr. Early has been the Chief Financial Officer of the Company since June 1989. In October 1994, he was also appointed Executive Vice

President. From April 1988 to June 1989, Mr. Early was the President and Chief Operating Officer of BCL Associates, Inc., which was acquired by the Company in June 1989.

    Ward W. Johnson, 63, was elected as a director in 1995. Mr. Johnson is a former director of HazWaste Industries Incorporated ("HazWaste"), a subsidiary acquired by the Company in February 1995. Since its founding in 1987, Mr. Johnson served as Chairman of HazWaste's Audit Committee and served as Chairman of its Compensation Committee. From 1971 to 1987, Mr. Johnson was associated with Bralley-Willett Tank Lines, Inc., where he held several executive positions, including Chairman and President, and was the majority stockholder. From 1955 to 1971, Mr. Johnson held engineering and management positions with Exxon Corporation. Mr. Johnson presently also serves on the advisory board of the Jefferson Bank in Richmond, Virginia.

    Larry T. Lawrence, 53, was elected as a director in 1994. Mr. Lawrence served as Chairman of the Board of Directors of Summit Environmental Group, Inc., now a subsidiary of the Company, between July 1988 and May 1994. Mr. Lawrence is the Managing General Partner of Lawrence Venture Partners, which is the general partner of Lawrence, Tyrrell, Ortale & Smith, a private equity fund established in 1985, and of Lawrence, Tyrrell, Ortale & Smith II, L.P., a private equity investment fund established in 1990. Mr. Lawrence also serves as a director of Autotote Corporation, Immuno Med Corporation, Longview Development, Inc. and Globe Tax Services Incorporated.

  Class III Directors For Term Expiring in 1997:

    Diane C. Creel, 47, was elected as a director in 1985. Ms. Creel has been Chairwoman of the Board since March 1993, Chief Executive Officer since January 1993 and President since September 1988. Ms. Creel also serves as a director of Glendale Federal Bank, Inc. and Teledyne Inc.

    Richard H. Guilford, 67, was elected as a director in 1995. Mr. Guilford is a former founder of HazWaste. Prior to the acquisition, Mr. Guilford served as Chairman and Treasurer since HazWaste's founding in 1987. Mr. Guilford was also President and Chief Executive Officer of HazWaste. From 1978 to 1987, Mr. Guilford was President of Corporate & Financial Management, Ltd., a management consulting firm operating in Virginia, Florida and Georgia. From 1956 to 1976, Mr. Guilford was associated with Fidelity Corporation, a large publicly held diversified financial holding company where he served in many executive positions, the last being as president of several subsidiary companies as well as Executive Vice President/Chief Operating Officer and Director of the parent corporation.

    Richard J. Heckmann, 52, was elected as a director in 1993. Mr. Heckmann is Chairman of the Board of Directors, President and Chief Executive Officer of United States Filter Corporation. Mr. Heckmann was a Senior Vice President at Prudential Bache Securities in Rancho Mirage, California from January 1982 to August 1990. Mr. Heckmann is also a director of Smith Sport Optics, United Waste, Inc. and Air-Cure Environmental, Inc.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

    The business and affairs of the Company are managed by and under the direction of the Board of Directors as provided by Delaware law. During the fiscal year ended August 25, 1995, the Board of Directors met six times and acted on three occasions by unanimous consent in lieu of a meeting. Each director attended more than 75 percent of the aggregate number of meetings of the Board of Directors and the committees on which he or she served.

    The Company has an Audit Committee consisting of Larry J. Lawrence, Chairman; Charles D. Applequist and Martha L. Robinson. The committee met twice during the fiscal year ended August 25, 1995. The functions of the Audit Committee are to recommend the engagement and discharge of independent auditors; to direct and supervise special investigations; to review with independent auditors the plans and results of the auditing engagement; to approve professional services provided by the independent auditors; to consider audit and non-audit fees; and to review the adequacy of the Company's system of internal accounting controls.

    The Company has a Compensation Committee consisting of Richard J. Heckmann, Chairman; James E. Clark and Ward W. Johnson. The Compensation Committee met four times during the fiscal year ended August 25, 1995. The functions of the Compensation Committee are to review annually with the Chief Executive Officer both her performance and the performance of the Company's other principal officers whose compensation is the subject of review and recommendations by the Compensation Committee, and to review annually and recommend to the Board of Directors salary ranges and incentive compensation for the principal officers of the Company. The Compensation Committee is also responsible for the administration of The Earth Technology Corporation (USA) 1987 Stock Plan (the "1987 Stock Plan").

    The Company has appointed a Nominating Committee consisting of Diane C. Creel, Chairwoman; Creighton K. Early and Richard J. Heckmann. The committee did not meet in the fiscal year ended August 25, 1995. The Nominating Committee reviews qualifications and makes recommendations of candidates to fill director vacancies and considers and makes recommendations with respect to other director matters. The Committee's policy on recommendations by stockholders of nominees for election to the Board of Directors is to review such nominations on a case-by-case basis.

    The Company has appointed a Finance Committee consisting of Diane C. Creel, Chairwoman; Creighton K. Early; Richard J. Heckmann and Larry J. Lawrence. The committee did not meet in the fiscal year ended August 25, 1995. On September 28, 1995, the Board of Directors reconstituted the membership of the Finance Committee as follows: Diane C. Creel, Chairwoman; Creighton K. Early; Larry J. Lawrence; Martha L. Robinson and Ward W. Johnson. As reconstituted, the Finance Committee has met three times following the close of the fiscal year ended August 25, 1995.

EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE COMPANY

    The names of the current executive officers and key employees, their ages as of December 1, 1995, all positions and offices held with the Company, and their business experience during the last five years are set forth below. There are no family relationships among any of the directors or executive officers. Except as indicated below, officers are appointed to serve until the first meeting of the Board of Directors following the next annual meeting of shareholders and until their successors have been elected and qualified.

                                                    POSITION AND BUSINESS EXPERIENCE
NAME                                 AGE                 DURING PAST FIVE YEARS
----------------------------------   ---   ---------------------------------------------------
Diane C. Creel....................   47    Chief Executive Officer, President and Chairwoman.
Creighton K. Early................   42    Chief Financial Officer, Executive Vice-President
                                           and Director.
Theodore A. Barten................   44    Executive Vice-President Commercial, Earth Tech
                                           Consulting Engineering. Mr. Barten was appointed
                                           President of WW Engineering & Science Inc., a
                                           wholly owned subsidiary of the Company, in March
                                           1994.
Robert A. Colonna.................   58    Executive Vice President Government, Earth Tech
                                           Consulting Engineering. In April 1990, Mr. Colonna
                                           was appointed Senior Vice President--Government
                                           Services Division (Eastern). In November 1993, Mr.
                                           Colonna was appointed Senior Vice President--
                                           Government Operations.
Elizabeth R. Holbrook.............   44    Chief Marketing Officer. Prior to rejoining the
                                           Company, Dr. Holbrook was the Chief Marketing
                                           Officer for Advanced Sciences, Inc. from November
                                           1990 to December 1992.

                                                    POSITION AND BUSINESS EXPERIENCE
NAME                                 AGE                 DURING PAST FIVE YEARS
----------------------------------   ---   ---------------------------------------------------
Charles S. Alpert.................   49    General Counsel and Corporate Secretary.
Carole L. Collins.................   49    Corporate Vice President. In April 1989, Ms.
                                           Collins was appointed Corporate Director of Human
                                           Resources.
Steven L. Scott...................   46    Corporate Vice President. In May 1990, Mr. Scott
                                           was appointed Senior Vice President, Government
                                           Services Division (Western). In November 1993, Mr.
                                           Scott became the Senior Vice President--Government
                                           Logistics.
William J. Cretens................   41    President Earth Tech Operation Services. Since
                                           1982, Mr. Cretens served as President of WW
                                           Operation Services, a division of WW Engineering &
                                           Sciences Inc., a wholly owned subsidiary of the
                                           Company and the predecessor to Earth Tech
                                           Operations Services.
Patricia E. Montgomery............   59    Assistant Corporate Secretary. Ms. Montgomery was
                                           appointed Corporate Secretary of the Company in
                                           October 1986.

                             SECTION 16 COMPLIANCE

    Section 16 (a) of the Exchange Act requires the Company's executive officers and directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Commission. Executive officers, directors and greater than ten-percent shareholders are required by regulation to furnish the Company with copies of all Section 16(a) forms they file.

    Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that during the Company's fiscal year ended August 25, 1995, all Section 16(a) filing requirements applicable to its executive officers, directors, and greater than ten-percent beneficial owners were complied with.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table provides information for the fiscal years ended August 25, 1995, August 26, 1994 and August 27, 1993, regarding the compensation paid by the Company and its subsidiaries to the Chief Executive Officer and the four other most highly compensated officers and other significant employees serving as of August 25, 1995 ("Named Executive Officers").

                                                          LONG-TERM COMPENSATION
                                                         -------------------------
                                                                  AWARDS
                                          ANNUAL         -------------------------
                                       COMPENSATION                    SECURITIES
                                     -----------------   RESTRICTED    UNDERLYING       ALL OTHER
NAME & PRINCIPAL                     SALARY     BONUS      STOCK      OPTIONS/SARS   COMPENSATION(1)
POSITION                      YEAR     ($)       ($)       AWARDS         (#)              ($)
----------------------------  ----   -------   -------   ----------   ------------   ---------------
Diane C. Creel..............  1995   204,750    25,200      --           --              $ 4,845
  President and Chief         1994   199,735    69,225      --           38,000            7,357
  Executive Officer           1993   161,360   128,400(2)    --          --                6,671
Robert A. Colonna...........  1995   154,768    63,200      --           10,000          $ 4,676
  Executive Vice President    1994   154,079    48,720      --            3,000            5,345
  Government                  1993   139,874    53,800      --           --                5,388
Elizabeth R. Holbrook.......  1995   161,753    36,000      --           10,000          $ 3,871
  Chief Marketing Officer     1994   156,253    76,000    $ 90,000(5)    --                4,050
                              1993    87,450(3) 121,000(4)  42,500(5)    --                2,405
Theodore A. Barten..........  1995   169,000    15,500      --           --              --
  Executive Vice President    1994   162,707    25,000      --           --              --
  Commercial                  1993     --        --         --           --              --
Creighton K. Early..........  1995   149,767    15,300      --           --              $ 4,672
  Chief Financial Officer     1994   147,134    45,010      --           25,000            5,023
                              1993   117,479   112,400(2)    --          --                4,832

------------

(1) Amounts consist of Company contributions under its 401(k) Retirement Savings Plan.

(2) Bonus amounts in fiscal 1993 for Ms. Creel and Mr. Early include a one-time turnaround bonus award of $67,900 each.

(3) Represents salary since commencement of employment on December 28, 1992.

(4) Includes $50,000 awarded upon commencement of employment.

(5) Represents a grant of 10,000 Shares of restricted stock upon commencement of employment on December 28, 1992 and an additional grant of 10,000 Shares on December 28, 1993. The aggregate fair market value of such Shares as of August 25, 1995, was $95,000. The Shares vest fifty percent on the first anniversary of the date of the grant, thirty percent on the second anniversary of the date of the grant, and twenty percent on the third anniversary of the date of the grant. Assuming an Offer price of $8.00 per Share, the aggregate value of such Shares of restricted stock is $160,000. The Company does not pay dividends on restricted stock.

STOCK OPTION GRANTS

    The following table sets forth information regarding individual grants of options to purchase the Shares made to the Named Executive Officers during the fiscal year ended August 25, 1995. The Company does not have a program to grant stock appreciation rights.

                       OPTIONS GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS                                   POTENTIAL
                          -------------------------------------------------------------          REALIZABLE VALUE
                            NUMBER OF       % OF TOTAL                                       AT ASSUMED ANNUAL RATES
                            SECURITIES        OPTIONS                                      OF STOCK PRICE APPRECIATION
                            UNDERLYING      GRANTED TO      EXERCISE                            FOR OPTION TERM(2)
                             OPTIONS         EMPLOYEES       OR BASE                       ----------------------------
                             GRANTED            IN            PRICE        EXPIRATION          5%               10%
NAME                          (#)(1)        FISCAL YEAR     ($/SHARE)         DATE             ($)              ($)
-----------------------   --------------    -----------    -----------    -------------    -----------      -----------
Diane C. Creel.........      --               --              --              --              --               --
Robert A. Colonna......     10,000             4.5             10.75        10/11/04          67,606          171,327
Elizabeth R.
Holbrook...............     10,000             4.5             10.75        10/11/04          67,606          171,327
Theodore A. Barten.....      --               --              --              --              --               --
Creighton K. Early.....      --               --              --              --              --               --

------------

(1) Options are granted with an exercise price equal to 100% of the market price of the underlying Shares on the date of grant and vest at the rate of 20%, 30% and 50% per year beginning one year from the date of grant.

(2) These amounts represent certain assumed rates of stock price appreciation in accordance with Commission rules. The actual value, if any, that an executive officer may realize is dependent upon the future performance of the Shares and continued employment through the vesting period.

STOCK OPTION EXERCISES AND YEAR END VALUES

    The following table sets forth certain information regarding the number and value of in-the-money unexercised options held by the Named Executive Officers as of August 25, 1995. The values of unexercised in-the-money stock options shown below are the aggregate differences between the market price of the Shares on August 25, 1995, and the exercise price of the options. The actual amount, if any, realized upon exercise of stock options will equal the excess, if any, of the market price of the Shares over the exercise price per Share of such stock options at the time the stock option is exercised. There is no assurance that the values of unexercised in-the-money stock options reflected in this table will be realized.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                                 NUMBER OF SECURITIES        VALUE OF UNEXERCISED IN-THE-
                                SHARES                       UNDERLYING OPTIONS AT FISCAL    MONEY OPTIONS/SARS AT FISCAL
                             ACQUIRED ON         VALUE               YEAR END (#)                   YEAR END($)(1)
NAME                         EXERCISE(#)      REALIZED($)     EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE
-------------------------   --------------    -----------    ----------------------------    ----------------------------
Diane C. Creel...........      --               --              27,600          30,400          25,000           --
Robert A. Colonna........      --               --               8,600          12,400          10,000
Elizabeth R. Holbrook....      --               --              --              10,000          --               --
Theodore A. Barten.......      --               --              16,451          11,411          --               --
Creighton K. Early.......      --               --              30,000          20,000          25,000           --

------------

(1) Based upon the closing price of the Shares on August 25, 1995 of $4.75.

COMPENSATION OF DIRECTORS

    Each director who is not an employee of the Company receives stock options in lieu of 100% of the fees otherwise payable for service as a director. Options are granted quarterly on the last day of the Company's fiscal quarter. The number of options granted each quarter is equal to the quarterly director fee of $3,750 divided by 75% of the market price of the Shares as of the last day of each fiscal quarter. The exercise price of such options is equal to 25% of the market price of the Shares as of the last day of the Company's fiscal quarter. Options become exercisable on the first day of the calendar year following the date of grant, provided that any options will become immediately exercisable upon the termination of the service of the director holding the option. Options terminate upon the expiration of ten years from the date of grant but are not otherwise subject to forfeiture.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

    The disclosure set forth under the captions "Employment Agreements" and "Stock Option Plans" in Item 3 of the Schedule 14D-9 is incorporated herein by reference.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee for the fiscal year ended August 25, 1995 was comprised of Richard J. Heckmann, James E. Clark and Ward W. Johnson. There were no Compensation Committee interlocks.

    With respect to certain transactions between Mr. Johnson and the Company, see "Certain Transactions" immediately below.

                              CERTAIN TRANSACTIONS

    Mr. Ward W. Johnson loaned Environmental Technology of North America, Inc., a wholly-owned subsidiary of HazWaste, $140,000, which is evidenced by a promissory note, dated September 15, 1992. The proceeds of the loan were used to purchase certain heavy construction equipment and the loan is secured by such equipment. The promissory note bears interest at the rate of 12% per annum and is payable in thirty-six monthly installments.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT Ownership of Common Stock by Certain Beneficial Owners, Officers, Directors and
                                    Nominees

    The following table contains information as of November 25, 1995 regarding the ownership of the Shares by (i) all persons who, to the knowledge of the Company, were the beneficial owners of 5% or more of the outstanding Shares,
(ii) each director and director nominee of the Company, (iii) the Chief Executive Officer and the Named Executive Officers whose salary and bonus for the past fiscal year exceeded $100,000 and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, the mailing address of each individual is The Earth Technology Corporation (USA), 100 West Broadway, Suite 5000, Long Beach, California 90802. Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of the Company Common Stock.

            OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS,
                        OFFICERS, DIRECTORS AND NOMINEES

                      BENEFICIAL OWNERSHIP OF COMMON STOCK
                            AS OF NOVEMBER 25, 1995

                                                                              NUMBER OF
NAME                                                                       SHARES (1)(2)(3)    PERCENT
------------------------------------------------------------------------   ----------------    -------
Martha L. Robinson(4)...................................................         735,245          8.5
Larry J. Lawrence(5)....................................................         460,114          5.3
Ward W. Johnson(7)......................................................         223,490          2.6
Diane C. Creel..........................................................         106,565          1.2
Richard H. Guilford.....................................................          82,399           .9
Richard J. Heckmann.....................................................          81,069           .9
Robert A. Colonna.......................................................          63,385           .7
Charles D. Applequist...................................................          57,873           .7
Creighton K. Early......................................................          45,271           .5
James C. Clark..........................................................          41,344           .5
Elizabeth R. Holbrook...................................................          31,538           .3
Theodore A. Barten......................................................          21,781           .3
All executive officers and directors as a group.........................       2,084,406         24.0
Other 5% or more shareholders(6)........................................         571,583          6.6

------------

(1) Includes 116,989 Shares held by the trustee of the Company's Retirement Savings Plan for accounts of participants, including 3,372 Shares held for the benefit of Ms. Creel; 2,328 Shares held for the benefit of Mr. Early; 1,865 Shares held for the benefit of Mr. Colonna; and 138 Shares held for the benefit of Dr. Holbrook.

(2) Includes 14,460 Shares which may be purchased by Mr. Applequist, 11,344 Shares by Mr. Clark, 3,108 shares by Mr. Guilford, 11,066 Shares by Mr. Heckmann, 3,108 Shares by Mr. Johnson, 5,441 shares by Mr. Lawrence and 5,441 Shares by Ms. Robinson, within 60 days of November 25, 1995 upon exercise of outstanding stock options pursuant to the Director Option Plan.

(3) Includes 30,000 Shares which may be purchased by Ms. Creel, 31,500 Shares which may be purchased by Mr. Early, 2,000 Shares which may be purchased by Dr. Holbrook, 11,500 Shares which may be purchased by Mr. Colonna, and 16,474 Shares which may be purchased by Mr. Barten within 60 days after November 25, 1995 upon exercise of outstanding stock options pursuant to the 1987 Stock Plan.

(4) These Shares are held of record by Prudential Venture Partners II. Ms. Robinson is a Vice President of Prudential Equity Investors, Inc., the general partner of Prudential Venture Partners II. Ms. Robinson disclaims beneficial ownership of these shares.

(5) These shares are held of record by Lawrence, Tyrrell, Ortale & Smith, a venture capital firm. Lawrence Venture Partners, of which Mr. Lawrence is the managing general partner, is the general partner of Lawrence, Tyrrell, Ortale & Smith. Mr. Lawrence disclaims any beneficial ownership of these shares.

(6) These Shares are held by Atlantic Venture Partners, 300 Knollwood Street, Suite 600, Winston Salem, North Carolina, 27103.

(7) Includes 32,000 Shares gifted to family members as to which Mr. Johnson disclaims beneficial ownership.

                                       EXHIBIT INDEX
                                       -------------

 EXHIBIT
   NO.
----------
Exhibit 1   Agreement and Plan of Merger, dated as of December 8, 1995, among Tyco
            International Ltd., T1 Acquisition Corp. and The Earth Technology Corporation
            (USA).
Exhibit 2   Press Release issued jointly by Tyco International Ltd. and The Earth Technology
            Corporation (USA), dated December 11, 1995.
Exhibit 3   Letter to Stockholders of The Earth Technology Corporation (USA), dated December
            13, 1995.1
Exhibit 4   Opinion of Alex. Brown & Sons Incorporated, dated December 8, 1995.1
Exhibit 5   Pages 121 through 122 of the 1995 Proxy Statement relating to executive employment agreements.
Exhibit 6   Pages 126 through 131 of the 1995 Proxy Statement relating to The Earth
            Technology Corporation (USA) 1987 Stock Plan.
Exhibit 7   Pages 132 through 134 of the 1995 Proxy Statement relating to The Earth
            Technology Corporation (USA) 1991 Director Option Plan.
Exhibit 8   Pages 113 through 114 of the 1995 Proxy Statement relating to certain transactions with certain directors and officers of The Earth Technology
            Corporation (USA).
Exhibit 9   Confidentiality Agreement, dated as of August 29, 1995, by and between The Earth
            Technology Corporation (USA) and Tyco International Ltd.

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1 Included in copies mailed to stockholders.